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SEC FILE NUMBER 8-50951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHC Merchant Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

571 Salem Woods Drive (No. and Street)

Marietta (City) Georgia (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John K. Percival (770) 578-4443 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C. (Name — if individual, state last, first, middle name)

3490 Piedmont Road, Suite 1212, Atlanta, Georgia 30305 (Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John K. Percival, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHC Merchant Group, LLC, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NOTARY PUBLIC, COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES MARCH 22, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) *Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHC MERCHANT GROUP, LLC

FINANCIAL STATEMENT AND SCHEDULES
For the Years Ended December 31, 2001 and 2000
With Independent Auditor's Report



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

To the Owner
of PHC Merchant Group, LLC

We have audited the accompanying statement of financial condition of PHC Merchant Group, LLC as of December 31, 2001 and 2000 and the accompanying statements of operations, cash flows and member's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and results of operations of PHC Merchant Group, LLC as of December 31, 2001 and 2000 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio & Company, P.C.
RUBIO & COMPANY, P.C.

January 25, 2002
Atlanta, Georgia

PHC MERCHANT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 877	$ 32,969
Due from customers, net of reserve for doubtful accounts of $1,339 and $17,259	-	2,607
Property and equipment	10,112	12,298
Total assets	$ 10,989	$ 47,874

LIABILITIES AND MEMBER'S EQUITY

	2001	2000
Liabilities		
Accounts payable	$ 8,204	$ -
Member's equity	2,785	47,874
Total liabilities and member's equity	$ 10,989	$ 47,874

The accompanying notes are an integral part of these financial statements.

PHC MERCHANT GROUP, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES	$ 274,980	$ 350,000
EXPENSES:		
Employee compensation and benefits	207,643	256,176
Occupancy	57,350	73,206
Communications	39,130	33,369
Other operating expenses	120,322	116,247
Total expenses	$ 424,445	$ 478,998
NET LOSS	$ (149,465)	$ (128,998)

The accompanying notes are an integral part of these financial statements.

PHC MERCHANT GROUP, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2001 and 2000

Balance, December 31, 1999	$ 35,872
Capital contributions from member	141,000
Net Loss	(128,998)
Balance, December 31, 2000	47,874
Capital Contributions from members	104,376
Net Loss	(149,465)
Balance, December 31, 2001	$ 2,785

The accompanying notes are an integral part of these financial statements.

PHC MERCHANT GROUP, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (149,465)	$ (128,998)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,200	3,050
Decrease in due from customers	2,607	3,268
Increase in accounts payable	8,204	-
Net cash provided (used) by operating activities	(134,454)	(122,680)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	104,376	141,000
Net cash provided by financing activities	104,376	141,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,014)	(6,409)
Net cash used by investing activities	(2,014)	(6,409)
NET INCREASE (DECREASE) IN CASH	(32,092)	11,911
CASH, at beginning of period	32,969	21,058
CASH, at end of period	$ 877	$ 32,969

The accompanying notes are an integral part of these financial statements.

PHC MERCHANT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: PHC Merchant Group, LLC was organized as a Limited Liability Company on January 12, 1998. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers effective December 1, 1998. The Company's business is to offer financial advisory services and participate in private placements on a best efforts basis.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying balance sheet.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense accounts as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the Company's statement of income for the applicable period.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets and liabilities.

Concentrations: The Company earned all of its revenue from four clients during the year ended December 31, 2001 and from seven clients during the year ended December 31, 2000.

NOTE 2--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company has net capital deficit of $7,327, which is $12,327 less than its required net capital of $5,000. The net capital deficit was cured on January 30, 2002, when the Company received a capital contribution for $46,000.

PHC MERCHANT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 3--RETIREMENT PLAN

The Company has a contributory simplified employee pension plan covering its employees. Employer contributions are discretionary. There were no employer contributions for the year ended December 31, 2001 and the period ended December 31, 2000.

NOTE 4--LEASES

The Company leases office and residential space under short term operating leases. Rent expense for the years ended December 31, 2001 and 2000 was approximately $57,000 and $73,000, respectively.

NOTE 5--RELATED PARTY

The Company has an agreement with a related Company under the terms of which, the related company assumes liability for certain general and administrative expenses of the Company. During 2001 and 2000, no expenses attributable to the Company were paid by the related company pursuant to the agreement.

PHC MERCHANT GROUP, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

PHC MERCHANT GROUP, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2001

Net Capital	
Total member's equity qualified for net capital	$ 2,785
Deduction for non-allowable assets	(10,112)
Net capital (deficit), before haircuts	(7,327)
Less haircuts	-
Net Capital (Deficit)	(7,327)
Minimum net capital required	5,000
Net capital deficit	$ (12,327)
Aggregate Indebtedness:	
Liabilities	$ 8,204
Ratio of aggregate indebtedness to net capital	-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001

There was no significant difference between net capital in FOCUS Part IIA and net capital above.

PHC MERCHANT GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2001

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' moneys or securities.



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member of
PHC Merchant Group, LLC:

In planning and performing our audit of the financial statements of PHC Merchant Group, LLC for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by PHC Merchant Group, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2001 and this report does not effect our report thereon dated January 25, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 25, 2002
Atlanta, Georgia

Rubio & Company, P.C.
RUBIO & COMPANY, P.C.